NO ACT

PE
3-11-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010765

March 12, 2010

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-12-10

Re: Intel Corporation

Dear Mr. Mueller:

This is in regard to your letter dated March 11, 2010 concerning the shareholder proposal submitted by John Harrington for inclusion in Intel's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Intel therefore withdraws its January 12, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Sanford J. Lewis
P.O. Box 231
Amherst, MA 01004-0231

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Client Matter No.: C 42376-00006

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMeuller@gibsondunn.com

March 11, 2010

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Intel Corporation*
Withdrawal of No-Action Request Regarding the Stockholder Proposal of Harrington Investments, Inc.
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On January 12, 2010, on behalf of our client, Intel Corporation (the "Company"), we submitted to the staff of the Division of Corporation Finance (the "Staff") a no-action request relating to the Company's ability to exclude from its proxy materials for its 2010 Annual Stockholders' Meeting a stockholder proposal requesting that the Company establish a Board Committee on Sustainability, submitted by Harrington Investments, Inc. pursuant to Rule 14a-8 under the Exchange Act of 1934 (the "No-Action Request"). The No-Action Request sets forth the basis for our view that the Proposal is excludable under Rule 14a-8(i)(7).

Enclosed is a letter delivered to the Company on March 5, 2010, confirming the withdrawal of the foregoing proposal. *See* Exhibit A. Accordingly, in reliance on the letter attached hereto as Exhibit A, we hereby withdraw the No-Action Request.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Irving S. Gomez, Senior Attorney – Legal and Corporate Affairs Group at Intel at (408) 653-7868.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Irving S. Gomez, Intel Corporation
John Harrington, Harrington Investments, Inc.

100826630_1.DOC

Exhibit A



March 5, 2010

Via Facsimile
Cary Klafter, Corporate Secretary
Intel Corporation
M/S RNB-4-151
2200 Mission College Blvd.
Santa Clara, CA 95054

RE: Withdrawal of Stockholder Proposal

Dear Mr. Klafter:

This letter is confirmation that I, John Harrington, President and CEO of Harrington Investments, Inc., agree to withdraw the stockholder proposal entitled "Amend Corporate Bylaws Establishing a Board Committee on Sustainability" submitted to Intel Corporation for consideration at Intel's 2010 Annual Stockholders' Meeting. We have reached a satisfactory resolution with Intel pursuant to the letter that I received from Irving Gomez dated March 4, 2010. We hereby withdraw this proposal in its entirety as of the date hereof.

Sincerely,

John Harrington
Harrington Investments

cc: Irving S. Gomez
F 408-653-8050

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

// SANFORD J. LEWIS, ATTORNEY

February 19, 2010

Via e-mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Intel Corporation proposing Bylaw Amendment Creating Sustainability Committee for 2010 Proxy Materials On Behalf of Harrington Investments, Inc.

Ladies and Gentlemen:

Harrington Investments, Inc. (the "Proponent") is a beneficial owner of common stock of Intel Corporation (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. We have been asked by the Proponent to respond to the letter dated January 12, 2010, sent to the Securities and Exchange Commission by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2010 proxy statement by virtue of Rules 14a-8(i)(7).

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is our opinion that the Proposal must be included in the Company's 2010 proxy materials and that it is not excludable by virtue of those Rules.

A copy of this letter is being emailed concurrently to Ronald O. Mueller of Gibson, Dunn & Crutcher, LLP.

SUMMARY

The proposal, which was voted upon by the shareholders of Intel in 2008, would amend the bylaws of the Company to establish a Board committee on sustainability. Sustainability issues are a social policy issue that transcends the day-to-day "ordinary business" of the Company and therefore are appropriate for shareholder consideration. The fact that the proposal focuses on achieving environmental goals while ensuring the long-term viability of the Company and the enhancement of shareholder value does not render the proposal excludable. As demonstrated by Staff Legal Bulletin 14E, as long as the subject matter of the Proposal is a significant social policy issue, and a sufficient nexus exists between the social policy issues and the Company, a request for consideration of related risks or opportunities does not render the Proposal excludable. The Proposal represents a reasonable and legitimate request of the investors to increase the priority given by the Board of Directors to issues of environmental sustainability, by ensuring that a specific board committee has delegated responsibility for evaluating these issues.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

THE PROPOSAL

Intel Stockholder Proposal to Amend Corporate Bylaws Establishing a Board Committee on Sustainability

RESOLVED: Amend Article III, Section 9, to add a new paragraph (e) as follows:

***Section 9 (e) Board Committee on Sustainability*:** There is established a Board Committee on Sustainability. The committee is authorized to address corporate policies, above and beyond matters of legal compliance, in order to ensure our corporation's sustained viability. The committee shall strive to enhance shareholder value by responding to changing conditions and knowledge of the natural environment, including but not limited to, natural resource limitations, energy use, waste disposal, and climate change.

B) The Board of Directors is authorized in its discretion, consistent with these Bylaws and applicable law to: (1) select the members of the Board Committee on Sustainability, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, on the Committee's activities, findings and recommendations, and (5) adopt any other measures within the Board's discretion consistent with these Bylaws and applicable law.

C) Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Sustainability shall not incur any costs to the company except as authorized by the Board of Directors.

Supporting Statement

The committee would be authorized to initiate, review, and make policy recommendations regarding the company's preparation to adapt to changes in marketplace and environmental conditions that may affect the sustainability of our business. Issues related to sustainability might include, but are not limited to: global climate change, emerging concerns regarding toxicity of materials, resource shortages, and biodiversity loss.

Adoption of this resolution would reinforce our company's position as an industry leader in this area of increasing concern to investors and policy makers.

BACKGROUND ON THE PROPOSAL

In 2008, the identical resolution appeared on the Intel proxy as submitted by the Proponent, and received support of 5% of shareholders voting for or against the proposal.[1]

ANALYSIS

The subject matter of the proposal, sustainability, is a significant policy issue confronting the Company and does not fit within the ordinary business exclusion.
The Company asserts that the Proposal is excludable as ordinary business under Rule 14a-8(i)(7). Specifically, as identified in the Proposal, sustainability issues implicate natural resource limitations, energy use, waste disposal, and climate change. Because these issues constitute a significant policy issue confronting the Company, the subject matter of the Proposal transcends the ordinary business of the Company and must appear in its proxy materials.

The Rule 14a-8(i)(7) Standard
A proposal cannot be excluded under Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992) a proposal may not be excluded if it has "significant policy, economic or other implications". *Id. at 426.* Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id. at 427.*

Earlier courts have pointed out that the overriding purpose of Section 14a-8 "is to assure to corporate shareholders the ability to exercise their right – some would say their duty – to control the important decisions which affect them in their capacity as stockholders." *Medical Committee for Human Rights v. SEC,* 432 F. 2d. 659, 680-681 (1970), vacated and dismissed as moot, 404 U.S. 402 (1972).

Accordingly, for decades, the SEC has held that "where proposals involve business matters that are mundane in nature and ***do not involve any substantial policy or other considerations***, the subparagraph may be relied upon to omit them." *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993) quoting

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[1] According to the Company's form 10-Q of August 1, 2008, the 2008 vote on the proposal was as follows:
VOTED FOR: 158,181,532
VOTED AGAINST: 3,160,264,774
ABSTAIN: 446,831,101
BROKER NON VOTES: 12,411,391,847

Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

It has been also been pointed out that the 1976 Interpretive Release explicitly recognizes "that all proposals could be seen as involving some aspect of day-to-day business operations. That recognition underlays the Release's statement that the SEC's determination of whether a company may exclude a proposal should not depend on whether the proposal ***could*** be characterized as involving some day-to-day business matter. Rather, ***the proposal may be excluded only after the proposal is also found to raise no substantial policy consideration.***" *Id* (emphasis added).

Most recently, the SEC clarified in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that "Ordinary Business" determinations would hinge on two factors.

> Subject Matter of the Proposal: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, ***proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable***, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added)
>
> "Micro-Managing" the Company: The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to `micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

As mentioned before, it is vitally important to observe that the company bears the burden of persuasion on this question. Rule 14a-8(g). The SEC has made it clear that under the Rule "***the burden is on the company to demonstrate that it is entitled to exclude a proposal.***" *Id.* (emphasis added).

Finally, the Company appears to be subscribing to the notion that a proposal may be excluded "even if it also touches upon a significant social policy issue." This argument ignores two seminal cases in Rule 14a-8 law - *Roosevelt v. E.I. DuPont de Nemours & Company*, 958 F.

2d 416 (DC Cir. 1992) and *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877 (S.D.N.Y. 1993), and is directly contrary to the SEC interpretive releases discussed above. **These authorities make it abundantly clear that "the proposal may be excluded only after the proposal is also found to raise *no* substantial policy consideration."** *Id* at 891 (emphasis added).

In sum, the SEC's statement in the 1998 Interpretive Release that a proposal relating to "[ordinary business] matters but focusing on sufficiently significant social policy issues" is not excludable, makes it evident that a subject matter's status as a significant policy issue ***trumps*** the company's portrayal of it as an ordinary business matter. Consequently, when analyzing this case, it is incumbent on the Company to demonstrate that the Proposal does not involve any substantial policy or other considerations. Therefore, it is only when the Company is able to show that the Proposal raises ***no*** substantial policy consideration that it may exclude the Proposal. Clearly, this is a very high threshold that gives the benefit of the doubt to the Proponents and tends towards allowing, rather than excluding, the Proposal.

Recently, the Staff has provided clarifying guidance regarding investor proposals which address a significant social policy issue but also touch on how that issue may also affect the financial concerns and interests of investors. As a general matter, a Proposal which focuses on minimizing environmental damage is not excludable, because it addresses a significant social policy issue.

Staff Legal Bulletin 14E demonstrates that consideration of risks and opportunities related to a significant social policy issue – the subject matter of a Proposal – is permissible and not excludable under Rule 14a-8(i)(7).

In Staff Legal Bulletin 14C, the staff noted that it would not find to be excludable resolutions relating to ***reducing the environmental impacts of a company's operations***. The bulletin noted:

> ...To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).

The first sentence of that paragraph provided an exception, in which proposals would be excluded if they focused on the discussion of "risk evaluation":

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.

However, in 2009, the Staff issued Staff Legal Bulletin 14E, reversing the reflexive treatment of risk evaluation as ordinary business. The bulletin clarified that shareholders may also focus on financial risks, provided that the subject matter of the resolution itself relates to a "significant social policy issue."

The Bulletin noted that because *"most corporate decisions involve some evaluation of risk, the evaluation of risk should not be viewed as an end in itself, but rather, as a means to an end."*

> The fact that a proposal would require an evaluation of risk will not be dispositive of whether the proposal may be excluded under Rule 14a-8(i)(7). Instead, similar to the way in which we analyze proposals asking for the preparation of a report, the formation of a committee or the inclusion of disclosure in a Commission-prescribed document — where we look to the underlying subject matter of the report, committee or disclosure to determine whether the proposal relates to ordinary business — we will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company. In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company.

The Bulletin was silent on the issue of evaluation of "opportunities" but the same logic that the staff extended to evaluation of risks surely must apply to the investor's upside, the opportunities of environmental and other social issues. Now that it has been clarified that can be appropriate for investors to encourage their companies to evaluate and report on risks associated with a significant social policy that is the focus of a resolution, the same logic and conclusion must also apply to consideration of opportunities. The Company's complaint about the current Proposal is that in the course of discussing sustainability, the Proposal requests consideration of the risks and opportunities – clearly an appropriate set of considerations, as long as the shareholders are not micromanaging how this consideration will be performed.

Proposals that address economic implications of sustainability have been found not excludable by the Staff in the past.

Indeed, even in historical staff precedents on sustainability the Staff has treated resolutions as nonexcludable where they combined sustainability with concerns or interests regarding economic outcomes. For instance, a number of past proposals that have been found to be not excludable under ordinary business asked for, among other things, "a review of current company policies and practices related to social, environmental, and ***economic*** sustainability." See for instance, *Kroger* (March 29, 2006). Another example is *Dean Foods Co.* (25 March 2005) ("disclose its social, environmental and economic performance to the public by issuing annual sustainability reports").

In *SunTrust Banks* (January 13, 2010) a proposal to address climate change related policies at the bank discussed the fact that "..Current and pending climate-related public policies present important new business risks and opportunities for SunTrust. Investment in and financing of emissions-intensive activities and businesses is arguably the most significant impact that SunTrust has regarding climate change." The Proposal focused on elements of the company's business strategy in the supporting statement, noting that "Lending practices relating to social and environmental issues should be reviewed along with the proxy voting policies and procedures on these issues, including a comparison of SunTrust's proxy voting record on these issues with other large institutional investors such as the largest state pension funds. This review should examine procedures for exposing any potential conflicts of interest related to proxy votes." While such a proposal could have been excludable if it had merely focused on lending practices or proxy voting, in the context of the social issue of climate change the Proposal was found not excludable as ordinary business.

In *Lehman Brothers Holdings Inc. (* January 29, 2008*)* the proposal asked for an environmental sustainability report, but it became apparent in the supporting statement that the proponents were actually concerned that the company was making a poor business decision, acting on climate change despite what the proponents asserted was evidence to the contrary. In their supporting statement the proponents noted that "Shareholders expect that management will undertake reasonable due diligence before undertaking action with corporate assets as management action based on erroneous information may not be "sustainable" for shareholders or the environment." Despite this focus on the business case, the proposal was not found excludable under the ordinary business exclusion.

The focus of the Board Committee on *sustainability* is a focus on a transcendent social policy issue which is not excludable as relating to the Company's ordinary business operations.

The Company asserts that because the company is the largest semiconductor chip maker based on revenue and engages in various strategic decisions in the marketplace, including in competitive environments, that the Proposal for a Board Committee on Sustainability is excludable because it touches on routine business decisions. Given the title, plain language and corporate context in which the Proposal is introduced, it is clear that the Proposal is focused on environmental sustainability, to be addressed in a manner that encompasses the business considerations associated with these issues. Therefore, as a proposal addressing a significant social policy issue facing the Company, the Proposal is not excludable.

Reading the Proposal in its entirety, there is no doubt that the focus of this Proposal is on the environmental concerns and challenges facing the Company. By its name, the Committee is focused on "sustainability". The Company frequently and prominently uses the term "sustainability" in its literature and shareholder communications. The term always refers to environmental sustainability. As a committee with this name in its title, and reading the proposal in its entirety, there is no real question regarding the scope of the focus of such committee.

Within its own website, Intel lists "Sustainability Initiatives" as a subcategory under "Environment." Their description of their "Sustainability Initiatives" page reads "At global and local levels, Intel takes a leadership position in voluntary environmental projects. While considering our ecological footprint, we also drive global standards for products and manufacturing that ensure energy-efficient performance." [2]

In its 2008 Corporate Responsibility Report, page 8, the Company notes, "Climate change, water use, education, labor standards, and supply chain responsibility are major sustainability areas that present challenges and opportunities for Intel". Under the heading of "Driving Sustainability in Our Operations" the Corporate Responsibility Report discusses various environmental conservation measures the company has taken, including "Greener Buildings", "Water Conservation," "Reduction in Air Admissions," "Chemical Review, Selection and Use," "Waste: Reduce, Reuse, Recycle," "Preserving Biodiversity on Our Campuses," and "Employee Action for the Environment."

As another example, in its form 10-K for the fiscal year ended December 28, 2008, in discussing compliance with environmental, health and safety regulations the company noted:

> We are committed to **sustainability** and take a leadership position in promoting voluntary environmental initiatives and working proactively with governments, environmental groups, and industry to promote global environmental **sustainability**. We believe that technology will be fundamental to finding solutions to the world's environmental challenges, and we are joining forces with industry, business, and governments to find and promote ways that technology can be used as a tool to combat climate change.

In response to a shareholder proposal regarding the Human Right to Water, the company noted in 2009 that:

> Intel's position as a global benchmark in **sustainability** is long-standing. In 2007, Intel received the U.S. Environmental Protection Agency's Water Efficiency Leader Award in the Corporate category for the comprehensive water management strategies at one of our Arizona facilities. Intel has been a member of the Dow Jones **Sustainability** Index for 10 consecutive years (since inception of the list) and the Supersector Leader of all technology companies for eight consecutive years. Innovest Strategic Value Advisors gave Intel an AAA rating and named Intel one of the 100 Most **Sustainable** Corporations in the World for five years in a row. In the area of water use, conservation, and **sustainability,** Intel details its actions and initiatives in its annual Corporate Responsibility Report. As noted in our most recently published report, which is posted on our web site, over the past 10 years we have invested more than $100 million in water conservation programs at our global facilities. In Arizona, Intel and the local government developed a cooperative water **sustainability** program that results in purified water being directed into the local aquifer for immediate reuse as a

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[2] www.intel.com/intel/environment/sustainability.htm

potable water source. (emphasis added)

In its first paragraph, the Proposal states that the proposed committee on Sustainability, "shall strive to enhance shareholder value by responding to changing conditions and knowledge of the natural environment, including but not limited to, natural resource limitations, energy use, waste disposal, and climate change." The supporting statement amplifies this, with reference to key issues of sustainability of concern to the committee noting that "Issues related to sustainability might include, but are not limited to: global climate change, emerging concerns regarding toxicity of materials, resource shortages, and biodiversity loss."

Although the Proposal talks about the sustained viability of the company, in consideration of the future of the company in the marketplace, it is obvious from the language of the proposal that these considerations are within the context of the core subject matter of the proposal -- how the future of the company is affected by "changing conditions and knowledge of the natural environment." As such, it is consistent with numerous proposals that contemplate issues of risk and opportunity related to issues such as climate change, water use or toxic chemicals as they concern the future of the company.

The Company objects to the notion that shareholders would ask that such a committee address financial issues associated with sustainability in the course of its activities. The Proposal reflects the growing focus in the shareholder community on bringing together concerns regarding environment with risks and opportunities associated with environmental, social and governance issues. In general, shareholders that are interested in environmental sustainability issues are also interested in the link to business strategy. This is highlighted in a recent report of the Global Reporting Initiative[3], "Reaching Investors: Communicating Value through ESG Disclosures," 2009, which noted that investors want to view and utilize data such as sustainability reporting information with clear linkages to questions of business strategy.

An additional example highlighting efforts to bring together environmental and financial performance goals was a March 29, 2008 article in Environmental Leader, titled " Should CFOs Take a Seat at the Sustainability Table?" 4 The article noted:

> More than half of finance executives believe their companies are "very likely" or "somewhat likely" to increase revenue, reduce operating costs, improve investor returns and shareholder value, and improve employee retention through sustainability, according to a survey conducted by CFO Research for Jones Lang LaSalle.

Indeed, the article goes on to note that some companies are now merging their annual report with their sustainability reporting to bring these strategic questions together under one reporting rubric. The article goes on to note that the same study also found that according to the CFOs surveyed, "The most often cited benefits of a move towards

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[3] http://www.globalreporting.org/NR/rdonlyres/B2B8C711-4E1D-4858-AC01-8008DCD239B7/2568/ReachingInvestors.pdf

[4] http://www.environmentalleader.com/2008/03/29/should-cfos-take-a-seat-at-the-sustainability-table/

sustainability were reduced risk ("very" or "somewhat" likely to produce benefits at 78% of companies), enhanced brand and reputation (77%), customer retention (72%), and improved employee health and productivity (68%)." This is precisely the type of information that investors want to ensure is being discussed in the board room as well as in reports to shareholders. The vehicle of the current Proposal is a reasonable way of addressing these issues. Another example of the merger of business concerns and environmental sustainability is expressed by the accounting firm, Deloitte, which notes on its corporate social responsibility and sustainability web page:

> Until recently, many businesses have viewed sustainability as a public relations issue that adds little bottom-line value. Not anymore. Increasing regulation, investor activism and changing consumer behavior have increased the importance of "going green." Meanwhile, advances in technology are making enterprise sustainability much more feasible. If you don't get in front of these trends, your competition surely will.
>
> Explore the resources below to learn how businesses can measure, improve and sustain environmental and social performance while driving growth and value.
>
> http://www.deloitte.com/view/en_US/us/Services/additional-services/corporate-responsibility-sustainability/index.htm

The recent climate guidance issued by the Commission (Release Number 33-9106) noted both the need for better disclosure of a number of climate related issues in company's SEC filings, as well as the likelihood that many companies should be disclosing other information from sustainability reports in their SEC filings as well. Again, this ties together the notion that investors are correctly looking for companies to make the bridge between their sustainability efforts and their business strategy; the Proposal is consistent with those efforts. An exclusion of this proposal could bode poorly for shareholder efforts to advance these converging goals.

The Company has itself acknowledged the nexus of the significant social policy issue of sustainability to the Company.

Despite the Company's leadership on sustainability issues, the challenges associated with environmental sustainability continue to place the company in the limelight and pose a major social policy challenge for the Company. **The company itself noted in its 2008 Corporate Responsibility Report, page 8, , "Climate change, water use, education, labor standards, and supply chain responsibility are major sustainability areas that present challenges and opportunities for Intel".[5]**

Because water consumption is such an important part of the Company's business, water resource issues pose a particular challenge to the Company and its facility locations and growth. For instance, a recent report by the investor/NGO coalition CERES, "Murky Waters? Corporate Reporting on Water Risk" examined disclosure of water resource related issues by companies. Out of a possible score of 100, the Company scored 34.

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[5] http://download.intel.com/intel/cr/gcr/pdf/Intel_CSR_Report_2008.pdf

The Company's Corporate Responsibility Report noted that "Sustainable water management continues to be a key focus at our sites worldwide—particularly those in arid locations—so we can meet our business needs as well as those of our communities." Despite the development of "innovative water conservation solutions," the Company concedes that "we continue to face challenges in reducing our water use as our manufacturing processes increase in complexity." This challenge is apparent in their 2008 water use statistics. The Company's 2008 water use "up 4% from 2007 on an absolute basis and up 5% on a per chip basis."

In light of the continuing sustainability challenges that the company faces, there is a clear nexus between the Proposal's subject matter of sustainability as a social policy issue, and the future of Intel. It is perfectly appropriate for investors to ask the board to give this issue greater priority by forming a committee that will bring board level attention to strategy on these social policy challenges facing the Company.

The precedents cited by the company are inapplicable to the present Proposal.
In support of its argument, that the Proposal entails oversight of ordinary business operations, the Company cites a series of staff decisions allowing exclusion of proposals which either did not address a significant social policy issue, but only addressed mundane, ordinary business issues, or alternatively, addressed a significant social policy issue but then with a high level of specificity required the company to also address specific ordinary business items.

In the first group of cases cited by the company, the proposals addressed mundane, ordinary business matters. For instance in *Western Union Company* (March 6, 2009) the Proposal was for a board committee on public affairs. Although some public affairs may be transcendent social policy issues, it was apparent from the staff decision that addressing *all* public affairs issues is a business decision reserved to the ordinary business of the company. In *Deere and Co.* (November 30, 2000) the proposal related to the creation of a "Customer Satisfaction Review Committee" comprised of shareholders. Again, the issue of customer relations in the absence of a particular social policy issue did not elevate this to a transcendent and nonexcludable proposal. Another proposal, this time tracking both customer satisfaction and shareholder satisfaction was again deemed to address mundane issues only and found excludable in *Goodyear Tire and Rubber* (January 28, 1991).

Another group of precedents cited by the company combined unacceptable and acceptable subject matters in a single proposal. The same result happened in *Altigen Communications*, (November 16, 2006) and *Telular Corporation* (September 22, 2003) with proposals focusing on establishing a committee for "enhancing shareholder value" including through both extraordinary transactions and routine transactions. The implication of the staff decisions was that the Proposals were too broad and partially focused on pure ordinary business decisions. The same is true of later cited cases, *Peregrine Pharmaceuticals* (July 31, 2007) and *Medallion Financial* (May 11, 2004) which overreached in seeking a board evaluation of both extraordinary issues (particular opportunities for sale of the company) and routine issues like evaluation of the management. By contrast to those various proposals, the current proposal by both the title of the committee and the focus as described in the proposal is focused in its entirety on issues of sustainability.

The Company goes on to assert that proposals that encompass both significant policy issues and ordinary business matters can also be found to be excludable. The question neglected by the Company's analysis of these decisions is the question of framing. In the present instance, it is true that the Committee in question might touch upon some issues that might otherwise be treated as ordinary business; this is the essence of the significant policy exemption to ordinary business exclusions. Because those ordinary business questions will only arise in the context of discussion of environmental sustainability as framed by the Proposal, the subject matter of the Proposal does not extend to ordinary business matters in a name way that renders an excludable. By contrast, in the cases cited by the Company, the proposals went beyond the significant policy issues in question to address ordinary day-to-day decisions. For example, *Union Pacific* (February 25, 2008) persuaded the staff that even though protecting the company from "terrorist attacks" might be a significant policy issue, the general issue of ensuring security against all other incidents brought the proposal into the domain of ordinary business.

At least one of the proposals cited by the company was a straightforward example of micromanagement, dictating the choice of accounting methods in *General Electric* (February 10, 2000). By contrast, the present Proposal merely asks that business and shareholder value considerations be considered by the Board Committee in the course of its examination of sustainability issues. This is not micromanagement of the Board by any means, nor is it out of line for shareholders to ask a board committee on sustainability to consider the effect of their activities on returns to shareholders.

In *Wal-Mart Stores* (February 15, 1999) the proposal requested that the board of directors report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights and describing other matters to be included in the report. Although much of the Proposal may have focused on appropriate social policy issues, the Staff focused on a single paragraph which required the report to include "3. Policies to implement wage adjustments to ensure adequate purchasing power and a sustainable living wage" which the staff found to relate to ordinary business operations, specifically employee relations.

In *Chrysler* (February 18, 1998) the proposal requested a review of issues that related partially to human rights and therefore significant social policy issues, but it also requested concrete disclosure in the report of some specific issues such as child care, training programs for workers, upgrading management and mechanical skills of employees, and compliance procedures which went beyond the subject matter and drove the proposal into the realm of ordinary business.

Unlike all of the precedents cited by the company, in the present instance the entirety of the Proposal focuses on an appropriate and transcendent subject matter, sustainability and addresses issues of risk and opportunity in the context of that subject matter, and without micromanaging how the board committee would address those issues of risk and opportunity. As such, it stays within the boundaries of nonexcludable proposals.

CONCLUSION

As demonstrated above, the Proposal is not excludable under any of the criteria of Rule 14a-8(i)(7). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Harrington Investments
Ronald O. Mueller, rmueller@gibsondunn.com

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmeuller@gibsondunn.com

January 12, 2010

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 42376-00006

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Intel Corporation*
Stockholder Proposal of Harrington Investments, Inc.
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Intel Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Stockholders' Meeting (collectively, the "2010 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from Harrington Investments, Inc. (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal, if approved by stockholders, would amend the Company's Bylaws (the "Bylaws") to establish a "Board Committee on Sustainability" (the "Committee"). A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(7) because it pertains to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Deals With Matters Related To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal dealing with matters relating to a company's "ordinary business" operations. According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion:

> The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers. However, proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into

> matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Thus, the fact that a proposal may touch upon a significant policy issue is not alone determinative of whether the proposal may be excluded under Rule 14a-8(i)(7). As discussed below, the Staff has concurred with the exclusion of stockholder proposals that raise a significant social policy issue when other aspects of the proposal implicate a company's ordinary business. In evaluating whether a proposal requesting companies to form special committees is excludable under Rule 14a-8(c)(7), the Staff considers whether the subject matter of the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7). Exchange Act Rel. No. 20091 (Aug. 16, 1983) at part II.E.5.

The Proposal Is Excludable Because It Seeks To Establish a Board Committee With Responsibilities That Include Overseeing The Company's Ordinary Business Operations.

The Company is the world's largest semiconductor chip maker, based on revenue. The Company develops advanced integrated digital technology products, primarily integrated circuits, for industries such as computing and communications. As stated in the Company's most recent Annual Report on Form 10-K under the heading "Competition:"

> The semiconductor industry is dynamic, characterized by rapid advances in technology and frequent product introductions. As unit volumes of a product grow, production experience is accumulated and costs typically decrease, further competition develops, and prices decline. The life cycle of our products is very short, sometimes less than a year. These short product life cycles and other factors lead to frequent negotiations with our OEM customers, which typically are large, sophisticated buyers who are also operating in very competitive environments. Our ability to compete depends on our ability to navigate this environment, by improving our products and processes faster than our competitors, anticipating changing customer requirements, developing and launching new products and platforms, pricing our products competitively, and reducing average unit costs.

As discussed below, the type of actions and policies encompassed by the Proposal constitute a central and routine aspect of managing the Company's operations of developing and providing advanced integrated digital technology products. Thus, the Proposal addresses "core matters involving the company's business and operations" that are "of a complex nature" and are "fundamental to management's ability to run [the Company] on a day-to-day basis," and, accordingly, constitute ordinary business matters within the meaning of Rule 14a-8(i)(7).

The Proposal seeks to amend the Company's Bylaws to "establish[] a Board Committee on Sustainability." The Committee, according to the Proposal, would "address corporate policies, above and beyond matters of legal compliance, in order to ensure [the Company's] sustained viability." While the Proposal and supporting statements address sustainability as "including" environmental matters, the Committee's mandate is expressly "not limited to" such matters but under the words of the bylaw set forth in the Proposal, encompasses authorization to address corporate policies necessary "in order to ensure our corporation's sustained viability." The supporting statements explain that this would include remaining competitively viable by addressing not only changes in environmental conditions, but also addressing "the company's preparation to adapt to changes in marketplace . . . conditions that may affect the sustainability of our business." In short, the mandate of the proposed Committee is not limited to economic sustainability, but includes business matters relating to the "sustained viability" of the Company in general. Thus, while the Proposal touches upon environmental sustainability, which the Staff has found can involve non-ordinary business matters, the Proposal's breadth includes ordinary business operations such as the Company adapting to changes in the marketplace and the Company's overall economic and competitive viability.

Ensuring the sustained economic viability of the Company's business in response to changes in marketplace conditions is an important, but ordinary and day-to-day aspect of the Company's operations. The Company dedicates considerable resources towards efforts to ensure its overall viability and, thus, the proposed role of the Committee implicates a central and routine element of the Company's ordinary business. As stated in the Company's Form 10-K, the Company's continued viability and ability to compete in the marketplace involves matters such as improving products and processes, anticipating changing customer requirements, developing and launching new products and platforms, pricing products competitively, and reducing average unit costs. Thus, regardless of whether the Committee's mandate would include ensuring environmental sustainability, the Proposal clearly also would mandate that the Committee address matters that are routine and clearly ordinary business matters. Likewise, stockholders reading the supporting statements would understand that the objective of the Committee would be to address "changes in marketplace ... conditions" as well as environmental matters.

The Staff has repeatedly allowed exclusion of shareholder proposals requesting that the board of directors undertake actions to establish committees for the oversight of ordinary business operations. *See, e.g., The Western Union Co.* (avail. Mar. 6, 2009) (concurring in the exclusion of a proposal to establish a board committee on public affairs); *Deere & Co.* (avail. Nov. 30, 2000) (concurring in the exclusion of a proposal to create a customer satisfaction review committee that would review customer complaints regarding the company's products and services and determine the appropriate response); *Goodyear Tire and Rubber Co.* (avail. Jan. 28, 1991) (concurring in the exclusion of a proposal to establish a committee of independent directors to study certain operations and to study the handling of consumer and shareholder complaints and inquiries). The mandate of the Committee that would be established under the Proposal – "to ensure our corporation's sustained viability" – is comparable to a long line of proposals involving the formation of a board committee with a mandate to enhance shareholder value. The Staff has consistently concurred that such proposals implicate a company's ordinary business operations and therefore are excludable under Rule 14a-8(i)(7). *See Oak Financial*

Corp. (avail. Feb. 2, 2009); *Altigen Communications Inc.* (avail. Nov. 16, 2006); *Telular Corp.* (avail Dec. 5, 2003); and *E*Trade Group, Inc.* (avail. Oct. 31, 2000).

Moreover, the Staff has concurred in exclusion of proposals that encompass both matters that raise significant policy issues and also ordinary business matters. In this respect, the Proposal is much like one considered in *Union Pacific Corp* (avail. Feb. 25, 2008). There, the proposal requested that the company's board report information relevant to Union Pacific's efforts to safeguard the security of their operations arising from "a terrorist attack and/or other homeland security incidents." Union Pacific argued that the proposal was excludable because the term "homeland security incidents" included not only matters such as terrorist attacks but also routine matters encountered by Union Pacific in the ordinary course of its business, such as responding to natural disasters. The Staff concurred that the proposal could be excluded, noting that "the proposal appears to include matters relating to Union Pacific's ordinary business operations." The Staff previously has applied this standard in the context of proposals addressing board committees whose functions include ordinary business matters. For example, in *Peregrine Pharmaceuticals Inc.* (avail. July 31, 2007), the Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(7) recommending that the board appoint a committee of independent directors to evaluate the strategic direction of the company and the performance of the management team. The Staff noted "that the proposal appears to relate to both extraordinary transactions and non-extraordinary transactions," and determined that it would "not recommend enforcement action to the Commission if Peregrine omits the proposal from its proxy materials." Additionally, in *General Electric Co.* (avail. Feb 10, 2000), because a portion of the proposal related to ordinary business matters, the Staff concurred with the exclusion of a proposal requesting that the company (i) discontinue an accounting technique, (ii) not use funds from the GE Pension Trust to determine executive compensation, and (iii) use funds from the trust only as intended. *See also AltiGen Communications, Inc.* (avail. Nov. 16, 2006) (concurring with the exclusion of a proposal to form a special committee to enhance stockholder value, noting that the proposal related to "both extraordinary transactions and non-extraordinary transactions"); *Medallion Financial Corp.* (avail. May 11, 2004) (concurring with the exclusion of a proposal requesting that the company consult an investment bank to evaluate ways to increase stockholder value, and noting that it "appears to relate to both extraordinary transactions and non-extraordinary transactions"); *Tellular Corp.* (avail. Dec. 5, 2003) (concurring with the exclusion of a proposal to appoint a committee to explore alternatives to maximize stockholder value, noting that the proposal related "in part to non-extraordinary transactions"); *Wal-Mart Stores, Inc.* (avail. Mar. 15, 1999) (concurring with the exclusion of a proposal requesting a report to ensure that the company did not purchase goods from suppliers using unfair labor practices because the proposal also requested that the report address ordinary business matters); and *Chrysler Corp.* (avail. Feb. 18, 1998) (concurring with exclusion of a proposal where the Staff stated, "although the balance of the proposal and supporting statement appears to address matters outside the course of ordinary business, paragraph 5 of the resolution relates to ordinary business matters, and paragraph 6 is susceptible to a variety of interpretations, some of which could involve ordinary business matters.").

Thus, consistent with the precedent cited above, the Proposal may be excluded in its entirety because the Committee that would be formed pursuant to the Proposal would oversee the Company's ordinary business matters.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2010 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Irving S. Gomez, Senior Attorney – Legal and Corporate Affairs Group at Intel, at (408) 653-7868.

Sincerely,



Ronald O. Mueller

ROM/ser
Enclosures

cc: Irving S. Gomez, Intel Corporation
John Harrington, Harrington Investments, Inc.

100789704_5.DOC

Exhibit A

12-01-09;08:37AM; ;17072577923 # 1/ 4

received 12-01-09


HARRINGTON
INVESTMENTS, INC.

FACSIMILE TRANSMISSION SHEET

TO:	CORPORATE SECRETARY	FROM:	DW
COMPANY:	INTEL	DATE:	12/1/09
FAX NUMBER:	408-653-8050	TOTAL NUMBER OF PAGES (INCLUDING COVER):	4
TELEPHONE NUMBER:		SENDER'S REFERENCE NUMBER:	
RE:	STOCKHOLDER PROPOSAL	YOUR REFERENCE NUMBER:	

☑ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

ATTN: CARY KLAFTER

P. O. BOX 6108 NAPA, CALIFORNIA 94581-1108 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET
WWW.HARRINGTONINVESTMENTS.COM


HARRINGTON
INVESTMENTS, INC.

December 1, 2009

Cary Klafter
Corporate Secretary
Intel Corporation
M/S RNB-4-151
2200 Mission College Blvd.
Santa Clara, CA 95054-1549

RE: Shareholder Proposal

Dear Corporate Secretary,

As a beneficial owner of Intel Corporation company stock, I am submitting the enclosed shareholder resolution for inclusion in the 2010 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Intel Corporation common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John Harrington

dw

encl.

Intel Stockholder Proposal to Amend Corporate Bylaws Establishing a Board Committee on Sustainability

RESOLVED: Amend Article III, Section 9, to add a new paragraph (e) as follows:

***Section 9 (e) Board Committee on Sustainability*:** There is established a Board Committee on Sustainability. The committee is authorized to address corporate policies, above and beyond matters of legal compliance, in order to ensure our corporation's sustained viability. The committee shall strive to enhance shareholder value by responding to changing conditions and knowledge of the natural environment, including but not limited to, natural resource limitations, energy use, waste disposal, and climate change.

B) The Board of Directors is authorized in its discretion, consistent with these Bylaws and applicable law to: (1) select the members of the Board Committee on Sustainability, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, on the Committee's activities, findings and recommendations, and (5) adopt any other measures within the Board's discretion consistent with these Bylaws and applicable law.

C) Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Sustainability shall not incur any costs to the company except as authorized by the Board of Directors.

Supporting Statement

The committee would be authorized to initiate, review, and make policy recommendations regarding the company's preparation to adapt to changes in marketplace and environmental conditions that may affect the sustainability of our business. Issues related to sustainability might include, but are not limited to: global climate change, emerging concerns regarding toxicity of materials, resource shortages, and biodiversity loss.

Adoption of this resolution would reinforce our company's position as an industry leader in this area of increasing concern to investors and policy makers.

charles SCHWAB
INSTITUTIONAL

PO Box 52013 Phoenix Arizona 85072-2013

December 1, 2009

Cary Klafter
Intel Corporation
M/S RNB-4-151
2200 Mission College Blvd.
Santa Clara, CA 95054-1549

RE: **John Harrington**
Intel Stock Ownership (INTC)

Dear Corporate Secretary:

This letter is to verify that John C. Harrington has continuously held at least $2000 in market value of Intel stock for at least one year prior to December 1, 2009 (December 1, 2008 to present).

If you need additional information to satisfy your requirements, please contact me at 877-615-2386.

Sincerely,



Alisa Scott
Charles Schwab Advisor Services Group

CC: John Harrington